UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER

019774

CUSIP NUMBER

911380

NOTIFICATION OF LATE FILING

(Check one): [ X ]Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: January 28, 2006

[	]	Transition Report on Form 10-K
[	]	Transition Report on Form 20-F
[	]	Transition Report on Form 11-K
[	]	Transition Report on Form 10-Q
[	]	Transition Report on Form N-SAR
For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

UNITED RETAIL GROUP, INC.

Full Name of Registrant

Former Name if Applicable

365 West Passaic Street

Address of Principal Executive Office (Street and Number)

Rochelle Park, NJ 07662

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report on Form 10-K, Form 20F, Form 11-K, Form N-SAR or
Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
[ ]	(c)	The accountant’s statement or other exhibit required by Rule 12b-24(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant’s Annual Report on Form 10-K for the period ended January 28, 2006 (“fiscal 2005”) could not be filed within the prescribed time period because the registrant requires additional time to complete all of the analysis of accounting principles and disclosure requirements necessary to support its financial statements.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Jon Grossman (Name)	201 (Area Code)	909-2070 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [ X ] No [ ]

________________________________________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	[ X ]	No	[	]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For fiscal 2005, net sales increased approximately 10% to $438.7 million from $399.3 million in the previous year.

Net income for fiscal 2005 was $28.3 million versus a net loss of $10.5 million in the previous year. Net income (loss) includes a benefit from income taxes of $16.8 million for fiscal 2005 and $2.0 million for the previous year.

(Net sales and net income for fiscal 2005 were previously published in a press release and remain unchanged from the figures in the press release.)

_______________________________________________________________________________________________________

United Retail Group, Inc. (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 13, 2006	By: /s/ GEORGE R. REMETA Name: George R. Remeta Title: Vice Chairman and Chief Administrative Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).